Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MVP Kids Media, Inc
650 E Redwood Place, Suite 3
Chandler, AZ 85286
MVPKids.com

Up to $1,235,000.00 in Class C Non-Voting Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MVP Kids Media, Inc
Address: 650 E Redwood Place, Suite 3, Chandler, AZ 85286
State of Incorporation: DE
Date Incorporated: May 27, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class C Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Class C Non-Voting Common Stock
Type of Security Offered: Class C Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives**</u>

<u>**Time-Based Perks**</u>

First Responders Bonus

Invest within the 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the 20 days and receive 10% bonus shares.

Early Adopters Bonus

Invest within the 30 days and receive 5% bonus shares.

<u>**Amount-Based:**</u>

$500 | Explorer:

5% bonus shares plus 50% merchandise discount

$1,000| Adventurer:

10% bonus shares plus 50% merchandise discount

$2,000 | Pioneer:

20% bonus shares plus 50% merchandise discount

$5,000 | Ranger:

30% bonus shares plus 50% merchandise discount

$10,000| Forerunner:

40% bonus shares plus 50% merchandise discount

$20,000| Trailblazer:

50% bonus shares plus 50% merchandise discount

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Discount will be valid until December 31, 2023.*

<u>The 10% StartEngine Owners' Bonus</u>

MVP Kids will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MVP Kids mission is to captivate kids of all ages with purposeful entertainment while supporting parents, caregivers, educators, coaches, and counselors to prepare kids to become Real MVPs®, living responsible and meaningful lives.

Everything we create is with the intention of nurturing a child's character. Our mission is to equip parents, teachers, and caregivers to engage with kids through inspiring entertainment.

MVP Kids Media, LLC was formed on May 27, 2016 as an Arizona company. On October 4, 2022, MVP Kids Media, LLC converted to MVP Kids Media, Inc., a Delaware C-Corporation.

Competitors and Industry

There is a lot of excitement surrounding children's content in the world of entertainment right now. Streamers, cable companies, and networks are acquiring quality children's programming as fast as it can be made. The rapid growth of video streaming and their related subscription service strategies focused on children's programming has created what we believe to be an under-fulfilled demand for quality children's programming. We believe children's programming has become the front line in the subscription battle between Netflix, Amazon, YouTube, Disney+, Apple TV+, Hulu, and other major streaming services to boost subscriber numbers. With our deep MVP Kids library and fully developed cast of characters, we believe that we are in an excellent position to quickly exploit this growing appetite in the marketplace. The global total media market was about $1T in 2020, with television, video streaming, and movies making up about $500 billion or 50%. With our large library of children's books, curriculum and puppets featuring the MVP Kids characters is in hundreds of schoolrooms across the country, fulfilling our goal to entertain and educated kids while promoting core values of character and diversity. Our books, curriculum, and puppets are a current entry point into two major kids markets: publishing and toys and games. With the capital from this raise, we believe that we will be able to expand our entries into toys and games with toys, games, and additional puppets related to our television series. We believe that we will also be able to enter the children's mobile app market. The global children's publishing market was $9.1B in 2020, projected to reach $11.1B by 2027 with a CAGR of 3%. The growth in print books from 2021 to 2022 up 8.9% over the previous year. The global toys and games market was $291.7B in 2021 and is anticipated to expand at a CAGR of 4.7% through 2030. The global mobile app market is estimated to grow to $935B by 2023 with an estimated app download growth of nearly 10% per year.

Current Stage and Roadmap

MVP Kids has navigated through the concept, the proof of concept, and the preseed stages, and is now in what is considered the Seed Stage of the Company. We have developed significant partnerships with Chick-fil-A in their 2022 and 2023 kids meal promotions, have received our first major national order from Costco for March 2023, and have developed partnership relationships with five-time Emmy Award winner, Jim Castle, and highly regarded kids' television creator, John Semper best known for Spiderman television, the 2022 DC Comics Green Lantern, Smurfs, Scooby Doo, The Jetsons, Fraggle Rock, and many more. We have a diverse and accomplished team comprised of more than 25 talented, highly-trained, and successful creatives, have rolled out ten children's book series totaling nearly 100 titles, has over 1,000 orders of our SEL curriculum in multiple schools and homes including the Miami Dade and Broward County Public Schools and multiple Head Start programs, and is preparing to launch MVPKids.TV with episodes from our first three series. Our immediate growth opportunities lie in the reach to millions of families annually through Chick-fil-A kids meals, exposure and sales through nationwide Costco buildings, the significant SEL curriculum opportunities due to our society's children's mental health crisis, and the opportunities to pursue major networks and streaming services through great storytelling shows. Our growth roadmap includes launching MVPKids.TV and pitching to networks and streamers, building upon the success of our Chick-fil-A and Costco exposure, and investing in increased sales and marketing efforts through social media, press releases, sales, and marketing efforts.

The Team

Officers and Directors

Name: Mel Sauder

Mel Sauder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Founder
  Dates of Service: July 05, 2015 - Present
  Responsibilities: Founder, ultimately responsible for the company; Equity Ownership: 46.3%; Voting Power: 58.1%. Please note that Mel does not currently take a salary. The company plans on paying Mel an annual salary of $96,000 following this fundraising campaign. Please refer to the 'Risk Factors' section for more details.

- **Position:** Director
  Dates of Service: May 27, 2016 - Present
  Responsibilities: Oversight as a director

Name: John Semper

John Semper's current primary role is with John creates kids shows for various companies. He recently released one for DC Comics. John Semper currently services 30-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a director

- **Position:** President of MVPKids.TV Group
  Dates of Service: July 03, 2017 - Present
  Responsibilities: Oversight as a President

Name: Michele Carlin

Michele Carlin's current primary role is with HR Policy Association. Michele Carlin currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a director

- **Position:** Author
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Writing

Other business experience in the past three years:

- **Employer:** HR Policy Association
  Title: Executive Vice President
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Provides thought leadership on the program of work for HR Policy Association and its Center On Executive Compensation. Leads the development of the Association's educational offerings. Conducts analysis of key and emerging issues that will impact the workplace and workforce, and assists in developing the Association's public policy agenda, meeting with legislators and regulators on issues of importance to Association members.

Name: Andrew Titus

Andrew Titus's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a Director

- **Position:** Chief Operating Officer
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Operations and Sales

Name: Jim Castle

Jim Castle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a director

- **Position:** MVPKids.TV Group Chief Operating Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Producer

Name: Al Schmeiser

Al Schmeiser's current primary role is with Schmeiser, Olsen, & Watts. Al Schmeiser currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a director

Other business experience in the past three years:

- **Employer:** Schmeiser, Olsen, & Watts
  Title: Partner
  Dates of Service: January 01, 1983 - Present
  Responsibilities: Al is the Senior Partner

Name: Jennifer Haslip

Jennifer Haslip's current primary role is with Jennifer Haslip, Consulting and Realtor. Jennifer Haslip currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 31, 2022 - Present
  Responsibilities: Oversight as a director

Other business experience in the past three years:

- **Employer:** Jennifer Haslip, Consulting and Realtor

Title: Owner, consultant, real estate agent
Dates of Service: January 01, 2014 - Present
Responsibilities: Sells real estate

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as

part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class C Non-Voting Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class C Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

MVP Kids Media, Inc was formed on 07/15/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MVP Kids has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic Downturn
We could be negatively impacted from a serious economic downturn.

Increases in Costs
Significant increases in costs for printing, paper, transportation, and exchange rate fluctuations, among other potential cost increases, could adversely impact our financial results. Additionally, much of our printing and manufacturing is outside the U.S. and is subject to the risks of doing business in foreign countries.

Seasonal Cash Flow
Books, curriculum, and television sales are seasonal as is the cash flow related to such seasonality.

Suppliers, strategic partners, or creative team members.
We could lose relationships with our suppliers, strategic partners, or creative team members.

The President currently does not take a salary
Mel Sauder, the President of MVP Kids Media, Inc. ("the Company"), does not currently receive a salary for their work at MVP Kids Media, Inc., and has not received a salary from the Company for the past year. Although Mel Sauder owns equity in MVP Kids Media, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company currently plans to pay Mel Sauder a salary of $96,000 per year on a monthly basis with funds raised from this StartEngine campaign.

We may lose favor with customers and potential distributors.
We may lose favor with consumers, educators, or with television networks.

Industry Risk
We operate in the publishing, education and entertainment industry, and as such, share the industry risks of the decline of book readership and the risks related to competition with alternate forms of media such as e-books, video streaming, videos, games, etc.

Variable finances
Our revenues and financial results will vary from quarter to quarter

Potential Liability
Our business is subject to potential liability hazards due to its direct contact with the

public.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mel Sauder	300,000	Class B Voting Common Stock	58.1%
Mel Sauder	500,000	Class A Voting Common Stock	
Mel Sauder	310,400	Class C Non-Voting Common Stock	

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Voting Common Stock, Class C Non-Voting Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Class C Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 500,000 with a total of 500,000 outstanding.

Voting Rights

2 votes per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 894,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class B Voting Common Stock.

Class C Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 1,006,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

Except as otherwise required by the General Corporation Law of Delaware, holders of Class C Non-Voting Common stock shall have no voting power, and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Convertible Note

The security will convert into Class b voting common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $125,000.00
Maturity Date: April 01, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The Company received a convertible $125,000 bridge loan in April. The April loan matures on April 1, 2023, with a 5% interest rate accrued monthly. It is convertible into Class B common shares based on a $5 per share value and if converted, will receive an additional 12,500 Class C common shares.

Convertible Note

The security will convert into Class b voting common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: July 01, 2023
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The Company received a $50,000 convertible bridge loan in July 2022 from one of its shareholders. The July loan matures July 1, 2023, with a 10% interest rate accrued monthly. It is convertible into Class B common shares based on a $5 per share value. The July loan offers the shareholder the option to convert into the share offered in the Regulation CF at a 20% discount rather than the Class B common shares at $5 per share.

What it means to be a minority holder

As a minority holder of Class C Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, as holder of Class C Non-Voting Common Stock do not have the ability to vote, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $805,000.00
Number of Securities Sold: 161,000
Use of proceeds: The use of proceeds was for working capital, product development, and marketing.
Date: November 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: The use of proceeds was for working capital, product development, and marketing.
  Date: April 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: The use of proceeds was for working capital, product development, and marketing.
  Date: July 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $108,070 compared to $249,573 in fiscal year 2021.

The increase in revenue was a result of our growing library of books and puppets and our early success in schools with our Instill SEL curriculum.

Cost of sales

Cost of Sales for fiscal year 2020 was $56,622 compared to 94,589 in fiscal year 2021.

The increase in Cost of Sales resulted from our growth in sales.

Gross margins

Gross margins for fiscal year 2020 were $51,448 compared to $154,984 in fiscal year 2021.

The increase in gross margin increased as a result of both increased sales and an improved profit margin percentage. The increased profit margin percentage resulted from a larger proportion of sales in 2021 from a higher profit margin product segment.

Expenses

Expenses for fiscal year 2020 were $566,227 compared to $514,779 in fiscal year 2021.

The key factor in the decrease in expenses was the reduction in new product development costs as our key library and curriculum were developed and we are now incrementally introducing new products.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of expected sales growth and the expected addition of future television revenues. Past cash was generated through a combination of sales and equity infusion. Our goal is to create positive cash from sales by increasing sales as we invest in marketing and awareness campaigns with the capital generated by this offering. We also expect over time to generate additional revenue through our television shows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of over $450,000 in inventory available for sale.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continuing operations and development of new products, sales and marketing campaigns, and the launch of MVP Kids TV.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has as of December 2022, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the Company will be required to continue to seek out additional forms of capital from Safe Notes, a new Reg D Offering, or Working Capital loans.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to become profitable and cash flow positive, and will be able to operate for the foreseeable future. This is based on a current monthly burn rate of $25,000 for expenses related to salaries, operating expenses, and inventory replenishment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revenue from MVP Kids TV series and if necessary, will re-open additional Reg D Offerings to provide additional capital.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $26,700.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050
  In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan is $26,700 as of December 31,

2021.

- **Creditor:** Payroll Protection Plan
  Amount Owed: $124,577.00
  Interest Rate: 1.0%
  Maturity Date: January 31, 2027
  In 2020, The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2022 based on a 60-month maturity. The remaining balance of this loan is $73,271 as of December 31, 2021.

Related Party Transactions

- **Name of Entity:** Mel Sauder
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company made advances to the CEO prior to 2020 to cover out-of-pocket expenses incurred by the CEO through starting up the Company. The CEO has also loaned the Company money on occasion to meet certain expenses to keep the Company moving forward
  Material Terms: The balance of the net amount the CEO owed to the Company as of 12/31/20 was $18,809. The net amount that the Company owed the CEO as of 12/31/21 was $12,875.

- **Name of Entity:** MVPK Intangible Properties, LLC
  Names of 20% owners: Mel Sauder
  Relationship to Company: The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products
  Nature / amount of interest in the transaction: MVPK Intangible Properties, LLC is a separate entity and is owned by many of the same shareholders as the Company. The majority control of MVPK Intangible Properties, LLC is held by the CEO, Mel Sauder.
  Material Terms: The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products.

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including:

Comparable Competitors

Reese Witherspoon's Hello Sunshine Production Company ~ sold for $900M (Aug 2021)

Peppa Pig - sold for $3.8B (Dec 2019)

SpongeBob SquarePants - revenue through 2019 exceeded $13B

These franchises are similar to MVP Kids Media in that Peppa Pig and SpongeBob are current kids' IP franchises; Hello Sunshine is also a media-IP-focused company. They are of course different in that they have achieved success and a significant following. We are not at the level of these companies at the time of their acquisitions however we use them as comparables in the industry to show the popularity and interest in children's entertainment.

Previous Success of Management/Founders

Our team includes more than 25 accredited, experienced, award-winning, and passionate individuals. Our seven directors represent more than 250 years of leadership, financial, legal, sales, marketing, television, and human resource experience in all sizes and types of companies and organizations. Our Creative team is comprised of men and women from wide-ranging backgrounds and levels of education and experience including mental health experts, Emmy Award winners, championship athletes, writers, illustrators, developers, designers, producers, and even translators.

Intellectual Property:

MVP Kids has many valuable registered trademarks including MVP Kids, Real MVP, Real MVP Kids, Inspire Character, Inspire, MVP Kids Media, Sophia Day, Entertainment with Purpose, Instill, Instill Character, Expand Education, Enrich Entertainment.

Further, MVP Kids IP includes 89 published and copyrighted children's book titles, 16 copyrighted MVP Kids characters, eight MVP Kids puppets, a preschool SEL curriculum, and a homeschool curriculum.

MVP Kids owns eighteen registered trademarks providing significant protection around MVP Kids, Inspiring and Instilling Character, and Social and Emotional Learning. Additionally, we have received notice of registration on ten additional trademarks where we are simply waiting on the registration certificate.

Owned Inventory

MVP Kids physical inventory includes more than $450,000 of current books, curriculum, and puppets valued at more than $2.5M at suggested retail prices.

Valuable Personnel and Distribution Networks

MVP Kids has valuable relationships with several successful and well-known individuals and entities including Chick-fil-A, 5-time Emmy Award winner Jim Castle, successful kids television creator and writer John Semper, Jr. (Spider-Man), and successful kids television creator and writer Jim Jinkins (Doug).

Our three successful television partners John Semper, Jim Castle, and Jim Jinkin have already been a part of creating content for MVP Kids.

John Semper has personally worked with industry icons, Jim Henson, George Lucas, and Stan Lee. He is best known as the producer and head writer for Spider-Man: The Animated Series for Fox Kids TV. He has also written and produced for episodes for Fraggle Rock, Scooby-Doo, Smurfs, The Jetsons, My Little Pony, Disney's Duck Tales, Alvin and the Chipmunks, Clifford the Red Dog, Pink Panther, Static Shock, The Real Ghost Busters, and many more. His most recent release was as a co-writer for DC Comics' The Green Lantern, Beware of the Power released a couple of months ago.

Jim Castle has won numerous awards including five national Emmy Awards. He is a producer, director, writer, designer, and visual effects master, producing shows for PBS, National Geographic, and Discovery Channel, among others, as well as feature films. He has more than 400 prime time series, TV movies, mini-series, and theatrical films to his credit.

Jim Jinkins is best known for creating and producing Doug, one of Nickelodeon's most popular and successful series. He also developed Disney's Doug as part of their "One Saturday Morning" lineup. He has produced many other shows including PB&J Otter, 101 Dalmatians, JoJo's Circus, Stanley, Hoopdogz, Pinky Dinky Doo, and many others.

We have our first pilot episode for "Howland and Whyland," created and written by John Semper, completed and ready to make available as soon as we launch MVP Kids TV.

We have our first two episodes of our Movie Books written by John Semper and produced by Jim Castle completed and ready to launch subsequent to our MVP Kids TV launch.

We are currently working on our pilot episode for a third series also created and written by John Semper, which we are expecting to launch in the First Quarter of 2023.

Additionally, our agreement with Chick-fil-a to place MVP Kids prizes and promotions in three months of their kids' meals in both 2022 and 2023 has the potential to put MVP Kids products in millions of homes

Our first Costco placement nationwide is expected in March 2023.

MVP Kids currently has 89 published and copyrighted children's book titles that are on the market, in schools, homes, and libraries nationwide including significant placements in Broward County and Miami Dade public schools and Head Start classrooms.

<u>SE Valuation Disclaimer</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all stock is common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $175,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  12.0%
  We will use 12% of the funds raised for market and customer research, new product and curriculum development, subscription campaigns for parents, creating and recording additional MVP Kids TV episodes, and market testing.

- *Inventory*
  9.5%
  We will use 9.5% of the funds raised to purchase inventory for the Company's products in preparation of expansion.

- *Company Employment*
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing. Wages to be commensurate with training, experience and position.

- *Convertible Debt Repayment & Accrued Expenses*
  25.0%

We will reserve 25% of the funds for potential convertible debt repayment and accrued expenses.

- *Working Capital*
  30.0%
  We will use 30% of the funds for working capital to cover expenses for launching MVP Kids TV as well as sales and marketing efforts, the expansion of distribution, and ongoing day-to-day operations of the Company.

- *President's Salary*
  8.0%
  We will use 8% of funds towards the President's compensation. We intend to compensate President Mel Sauder with an annual salary of $96,000 (payments to be made on a monthly basis) following this raise with funds raised from this campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at MVPKids.com (www.mvpkids.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mvpkidsmedia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MVP Kids Media, Inc

[See attached]

MVP Kids Media, LLC (the "Company") an Arizona Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MVP Kids Media, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 23, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,854	2,475
Accounts Receivable	15,872	1,188
Accounts Receivable - Related Party	-	18,809
Inventory	405,005	300,835
Total Current Assets	430,731	323,307
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	18,381	1,062
Security Deposits	9,895	1,236
Total Non-Current Assets	28,276	2,298
TOTAL ASSETS	459,007	325,605
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	166,483	111,188
Accounts Payable - Related Party	12,875	-
Accrued Interest	2,721	1,049
Accrued Expenses	76,259	89,223
Other Liabilities		
Total Current Liabilities	258,338	201,460
Long-term Liabilities		
PPP Loan	73,272	73,272
SBA Loan	26,700	26,700
Total Long-Term Liabilities	99,972	99,972
TOTAL LIABILITIES	358,309	301,432
EQUITY		
Capital Invested	1,650,100	1,300,100
Accumulated Deficit	(1,549,403)	(1,275,926)
Total Equity	100,697	24,174
TOTAL LIABILITIES AND EQUITY	459,007	325,605

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	249,573	108,070
Cost of Revenue	94,589	56,622
Gross Profit	154,984	51,448
Operating Expenses		
Advertising and Marketing	147,888	154,813
General and Administrative	183,892	156,883
Research and Development	167,533	226,971
Depreciation	245	163
Warehouse Distribution	14,884	27,397
Total Operating Expenses	514,442	566,227
Operating Income (loss)	(359,458)	(514,779)
Other Income		
Other	96,492	56,205
Total Other Income	96,492	56,205
Other Expense		
Interest Expense	10,510	6,128
Total Other Expense	10,510	6,128
Provision for Income Tax	-	-
Net Income (loss)	(273,477)	(464,702)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(273,477)	(464,702)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	245	163
Accounts Payable	55,295	107,017
Accounts Payable - Related Party	12,875	-
Accrued Liabilities	(11,293)	90,272
Inventory	(104,169)	(48,761)
Accounts Receivable	(14,685)	(1,188)
Accounts Receivable - Related Party	18,809	(18,809)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(42,922)	128,695
Net Cash provided by (used in) Operating Activities	(316,399)	(336,007)
INVESTING ACTIVITIES		
Equipment	(9,914)	-
Furniture & Fixtures	(2,092)	(1,225)
Leasehold Improvements	(5,557)	-
Lease Deposit	(8,659)	(1,236)
Net Cash provided by (used by) Investing Activities	(26,223)	(2,461)
FINANCING ACTIVITIES		
SBA Loan	-	26,700
PPP Loan	-	73,272
Capital Invested	350,000	240,972
Net Cash provided by (used in) Financing Activities	350,000	340,944
Cash at the beginning of period	2,475	0
Net Cash increase (decrease) for period	7,378	2,475
Cash at end of period	9,854	2,475

Statement of Changes in Member Equity

	Class A Units	Class B Units	Common Units	Member Capital		
	# of units	# of units	# of units	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/20	500,000	755,000	524,500	1,025,100	(811,224)	213,876
Sale of Units	-	55,000	141,500	275,000	-	275,000
Net Income (Loss)	-	-	-	-	(464,702)	(464,702)
Ending Balance 12/31/2020	500,000	810,000	666,000	1,300,100	(1,275,926)	24,174
Sale of Units	-	70,000	77,000	350,000	-	350,000
Net Income (Loss)	-	-	-	-	(273,477)	(273,477)
Other	-	-	-	-	-	-
Ending Balance 12/31/2021	500,000	880,000	743,000	1,650,100	(1,549,402)	100,698

MVP Kids Media, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MVP Kids Media, LLC (the "Company") has operated as an Arizona Limited Liability Company since July 2016. It is converting to a Delaware C Corp effective September 1, 2022, to effectively conduct a crowdfunding campaign under regulation CF to raise operating capital. The Company has been formed to profitably create, produce, market, and distribute entertainment through all types of media with the common purpose of helping raise Real MVPs through inspiring character development in kids.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. The Company has experienced almost no returns, so does not recognize a liability for expected returns.

Concentrations of Revenue

The Company had 2 customers accounting for 61% and 30% each in 2020 and 82% and 9% each in 2021.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Description	In Service Date	Amount	Method	Months	2020 Dep	Acc Dep 12/31/20	2021 Dep	Acc Dep 12/31/21
Conference Table/Chairs	05/01/2020	1,225.40	SL	60	163.39	163.39	245.08	408.47
Warehouse Equipment Deposits	01/01/2022	9,914.25	SL	60	-	-	-	-
650 E Redwood Pl #3 Improvements	01/01/2022	5,557.29	SL	66	-	-	-	-
Office Furniture	01/01/2022	2,092.45	SL	60	-	-	-	-
Totals		18,789.39			163.39	163.39	245.08	408.47

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company does not have an equity-based incentive plan as of the date of these financial statements.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company made advances to the CEO prior to 2020 to cover out-of-pocket expenses incurred by the CEO through starting up the Company. The CEO has also loaned the Company money on occasion to meet certain expenses to keep the Company moving forward. The balance of the net amount the CEO owed to the Company as of 12/31/20 was $18,809. The net amount that the Company owed the CEO as of 12/31/21 was $12,875.

The Company pays MVPK Intangible Properties, LLC a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. MVPK Intangible Properties, LLC is a separate entity and is owned by many of the same unit holders as the Company. MVPK Intangible Properties, LLC has the same number of A and B Units as the Company and in the same ratio as the Company's A and B Unit Holders. The majority control of MVPK Intangible Properties, LLC is held by the CEO, Mel Sauder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

See "Note 3 – Related Party" for Royalties.

The Company leases its office space. The Mesa, Arizona office space lease expired in December 2021.

See "Note 7 – Subsequent Events" for new lease terms.

NOTE 5 – DEBT

Loans –

In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan is $26,700 as of December 31, 2021.

In 2020, The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2022 based on a 60-month maturity. The remaining balance of this loan is $73,271 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	73,271
2026	-
Thereafter	26,700

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of Class A Units, and 500,000 Class A Units were issued and outstanding as of 2021.

Voting: Class A Units have 1 vote per unit. Class A Units are weighted at 50% of the overall voting power.

The Company has authorized 1,5000,000 of Class B Units, and 880,000 Class B Units were issued and outstanding as of 2021.

Voting: Class B Units have 1 vote per unit. Class B Units are weighted at 50% of the overall voting power.

The Company has authorized 1,000,000 of Common Units, and 743,000 Common Units were issued and outstanding as of 2021.

Voting: Common Units are non-voting units.

Member interest in the company is representative of the number of units the member holds divided by the total number of units outstanding. Capital distributions are done so with respect to a member's percentage interest as outlined in Schedule A of the Company's Operating Agreement, and losses are passed to Class B Units proportionately as long as they have a positive capital balance.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 23, 2022, the date these financial statements were available to be issued.

The Company is converting to a Delaware C Corporation in September 2022.

The Company entered a new 66-month lease for a new 3,100 square foot office and warehouse space in Chandler, Arizona effective January 2022 with a monthly lease payment of $0 for the first six months, $4,062 for the next twelve months, $4,164, $4,268, $4,375, and $4,484 for each subsequent twelve-month period.

The Company received a convertible $125,000 bridge loan in April 2022 and an additional $50,000 convertible bridge loan in July 2022 from one of its shareholders. The April loan matures on April 1, 2023, with a 5% interest rate accrued monthly. It is convertible into Class B common shares based on a $5 per share value and if converted, will receive an additional 12,500 Class C common shares. The July loan matures July 1, 2023, with a 10% interest rate accrued monthly. It is convertible into Class B common shares based on a $5 per share value. The July loan offers the shareholder the option to convert into the share offered in the Regulation CF at a 20% discount rather than the Class B common shares at $5 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MVP Kids Media is not live or open to the public at this moment.

MVP Kids Media

Children's Entertainment Multi-Media Platform Show More


Invest in a world-building opportunity!
mvpkids
JOURNEY TO CHARACTER!

Invest Now
$5.00 Per Share

RAISED $0.00

INVESTORS 0

MIN INVEST $250.00

VALUATION $12M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $99K+ opening order from Costco set to hit shelves in 2023.

- Offerings created by MVP Kids target multiple verticals within the growing industry for children's products, which we estimate to be worth approximately $1T. Our immediate addressable market includes the $635B television, streaming, and video sector, the $187B mobile app industry, the $100B toys and games category, the $30B publishing market, $120B in subscription service channels, as well as the $8B educational curriculum segment.*

- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

*Market assessment conducted by MVP Kids Media using the following information:
Television, Streaming, & Video Content (source), Toys & Games (source), Mobile Apps (source), Publishing (source), Subscriptions (source), Curriculum (source).


mvpkids (Journey to Character™)
"It is easier to build strong children, than it is to repair broken men."
FREDERICK DOUGLASS, American Abolitionist

Multifaceted. Multicultural. Multimedia.

The MVP Kids brand brings together **entertainment and educational tools** under one umbrella, created **to empower the next generation** of Real MVPs® as well as the parents and caregivers who mentor them.


Our focus is on kids during their formative years—on their journey of building character through developing living, social, and emotional skills.
NURTURE CHARACTER
INSTILL CHARACTER
INSPIRE CHARACTER
PRACTICE CHARACTER
ARISING CHARACTER
JOURNEY TO CHARACTER

Building the world of MVP Kids touches all aspects of a child's life: home, classroom, and community. Raising kids doesn't come with an instruction book, and parenting isn't one-size-fits-all. We envision expanding our products and experiences to become **the "go-to resource" for kids and caregivers** as they age and develop.


Kids should enjoy the journey of building character and caregivers should be equipped to guide them! There are so many facets to how kids learn—
FRIENDS – Social and experiential
We believe children will grow up with and befriend our characters
PARENTS/CAREGIVERS – Modeling and mentoring
Books, shows, games, and toys that excite kids and equip caregivers
EDUCATORS – Teaching
Simple-to-implement curriculum for educators utilizing our books, puppets, and entertainment
ENTERTAINMENT – Laughing
Engaging television and streaming stories that give purpose to entertainment

With over 90+ book titles, curriculum, video streaming content, and more, we have introduced audiences to **an inclusive cast of diverse original characters** who experience and teach valuable life lessons and skills. The stars of our stories are the sixteen MVP Kids, who collectively represent an array of cultures, ethnicities, family backgrounds, ability levels, and personality types.


Meet our MVP Kids!
Our 16 characters bring our products to life.


Becoming an MVP Kid is a process and our characters help tell the important stories in our products that guide kids on their journeys to developing their character as they age.
COMMUNI-BUDDY
I KNOW I AM LOVED
BRAVE LIKE A LION
I ♥ NATURE
I AM SAFE
PLAY PAL
GOOD SPORT
YOU CAN COUNT ON ME!
SHINING WITH KINDNESS


5-Star Library of Books
10 Book series for ages 0-10
90+ Unique book titles
6 Spanish titles
With so many more to come!
Let's Celebrate! Getting Around
The Way We're Made
Sé como me siento
Puedo tomar tiempo para pensar
I Can Brush My Teeth
Hello, World! I'm a Programmer!
The Superhero in You
Lock Up Lying
Leo's Pent-Up Feelings
LIMITLESS
DNA CHRONICLES

*The above-referenced 5-star rating is derived from Amazon reviews of our currently published titles.

THE PROBLEM & OUR SOLUTION

Creating an Enriched Media Environment for Kids to Learn & Grow

Today, kids spend **as much as six hours per day consuming content through screens**, creating a challenge for parents who are concerned with healthy media exposure. In 2021, **a study from Harvard University** concluded that early childhood conditions and environments are in fact **a key influential factor for lifelong well-being and educational success.** MVP Kids is dedicated to establishing a go-to family-friendly brand for all things entertainment while **helping parents and educators address behaviors and character development** that can be so heavily influenced by a media-saturated world.



"Supporting families with young children and strengthening responsive relationships . . . also strengthen(s) the building blocks for a lifetime of physical and mental health."
-HARVARD UNIVERSITY, CENTER FOR THE DEVELOPING CHILD

(source)

Combining state-of-the-art technology with the talents of award-winning producers, storytellers, and other creators, MVP Kids develops products that deliver important lessons through a variety of fun and entertaining formats. We create **authentic content with a goal of fostering values** such as friendship, family, community, and kindness, so that children are equipped with the wisdom and skills needed to lead happy, healthy, and meaningful lives.



90+
Unique book titles
950+
Instill SEL curriculum in classrooms
40% SPANISH
500+
Home tool kits
3
Original shows
COMING SOON!
mvpkids.tv
ENTERTAINMENT WITH PURPOSE
Endless
Potential growth
Streaming networks
Movies
Chapter books
Curriculum for all grades
After School programs
Live shows
Theme parks
Subscription Programs
Apps and Games
Merchandise
Toys
Podcasts
Music
Forums
+ ...

Additionally, by implementing our plans of launching **a subscription-based multimedia platform for homes, coordinated with curriculum for schools and shows for kids**, we see our brand becoming a trusted outlet where children can grow up alongside our MVP Kids as their friends and role models.


Subscription Program Mockup Example
STAGE 1: NURTURE CHARACTER (I KNOW I AM LOVED BOX)
CELEBRATE! The Way I'm Made
Let's Celebrate! Playing
CELEBRATE! Our Differences
NURTURE CHARACTER
BRAVE
LITTLE HELPER

MVP Kids TV: In-House Multimedia Productions Created Using Original IP

MVP Kids TV is a critical component in our multi-pronged effort to launch MVP Kids characters & imaginary world and presenting them globally to our young audience. The goal of MVP Kids TV will be to take brand new properties originally conceived and rolled out in MVP Kids books and develop them for **multimedia, television, games, streaming, and motion pictures**.

Initially, our goal is to host this content on an MVP Kids TV YouTube channel along with our MVPKids.TV and MVPKids.com websites, where we intend to incubate our concepts. We plan to further explore placing our shows and characters into mainstream media such as PBS, Nickelodeon, Cartoon Network, Amazon, Apple, Netflix, ROKU, and others.


mvpkids.TV
Entertainment with Purpose®
COMING SOON!
Puppet Play
Howland and Whyland
Pancho & Juno
MovieBooks

To jumpstart our efforts, our current team has a solid, proven track record in the mainstream entertainment media including **John Semper, Jr.** (Green Lantern: Beware My Power, Spider-Man, The Smurfs, Scooby-Doo, Static-Shock, and more), **Jim Castle** (five-time Emmy Award winning designer/producer), and **Jim Jinkins** (Doug, 101 Dalmatians: The Series, and more). These industry veterans represent an incredible network of gravitas and contacts that MVP Kids can leverage as we look to expand distribution.

We are currently **in production on initial episodes of three unique series based on our original intellectual properties**, *Howland and Whyland*, *Pancho and Juno*, and *Movie Books*.

THE MARKET & OUR TRACTION

Proof-Positive Partnerships and Product Placements

Our success has been several years in the making, with the company first coming together in 2016 and expanding by leaps and bounds since. Since establishing a committed core team and launching commercially in 2017, our brand has gone on to secure **key product placements that we believe validate our mission**.

MVP Kids books were **featured this July, August, and September in Chick-fil-A kid's meals**, with mutual agreement and promotions completed to continue our partnership in September, October, and November 2023. We have received and fulfilled **an opening order of $99K+ from Costco stores**, to be in stores next year. MVP Kids was also recently awarded **Mom's Choice Gold Awards** for two of our titles.



Chick-fil-A Partnership*
In 2022, we reached millions nationwide in kids meals at Chick-fil-A. Look for another 3-and-under promotion set for 2023.
$99+K Costco Order
We received a $99+K opening order from Costco for 2023.
Classroom Success!
In 75+ Head Start classrooms and
400+ classrooms in the Miami-Dade & Broward County District.

**MVP Kids Media's relationship with Chick-fil-A is a promotional relationship*

At present, MVP Kids titles are being used **in more than 400 classrooms** in the Miami-Dade and Broward County District. We also anticipate launching **initial episodes of three different streaming series** over the next several months.

WHY INVEST

Invest in Purposeful, Inspiring Children's Entertainment

As MVP Kids continues to expand our brand and launch even more entertainment offerings, our plan is to reach kids on a global scale. Funding will support building and **expanding** the World of MVP Kids, **implementing** strategic marketing plans, and **launching MVP Kids TV** to support our core competencies.


Television, Streaming, and Video Content
ESTIMATED
$635B
ANNUAL MARKET
Toys and Games
ESTIMATED
$100B
ANNUAL MARKET
Mobile Apps
ESTIMATED
$187B
ANNUAL MARKET
Welcome to the World of
MVPkids
JOURNEY TO CHARACTER
Publishing
ESTIMATED
$30B
ANNUAL MARKET
Subscriptions
ESTIMATED
$120B
ANNUAL MARKET
Curriculum
ESTIMATED
$8B
ANNUAL MARKET

(source, source, source, source, source, source)

We see this as an opportunity for investors to be part of what we believe to be **a world-building opportunity with an up-and-coming brand that has a purpose-driven mission**. Join us on our quest to prepare generations of leaders around the world with purposeful entertainment. Invest in MVP Kids today on StartEngine!


Prepare generations of leaders around the world with purposeful entertainment—
Invest in the world of
MVPkids
TODAY!

ABOUT

HEADQUARTERS	VALUATION
650 E Redwood Place, Suite 3 Chandler, AZ 85286	**$12M**

MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We create characters in our imaginary World of MVP Kids to tell stories through books and television for kids to learn, grow, and laugh. Since 2016, MVP Kids has developed tools for parents and educators, helping to guide children through their personal character development journey.

TEAM



Mel Sauder
President, Founder, & Director

• An accomplished senior executive for more than thirty years in a wide range of industries and organizations ranging in size from start-up to pre-IPO to Fortune 200

• More than thirty-five years of success in organizations focusing on consumer products and new ideas, including leading the launching of disruptive innovations in two different industries (photo and paint)

• Involved in children's books and media in three previous companies

• Involved in all MVP Kids creative teams



John Semper
MVPKids.TV Group President & Director

• Has been developing, writing and producing children's television and film for thirty-five years

• Best known for working with Marvel's Stan Lee as both producer and head writer on Spider-Man: The Animated Series, the hit action-adventure animated series for Fox Television

• Extensive and extremely varied writing and show-running credits include multiple episodes of animated shows such as Scooby-Doo, Smurfs, The Jetsons (Hanna-Barbera Productions); My Little Pony, The Moondreamers, (Marvel Productions); Duck Tales (Disney); Alvin and the Chipmunks (NBC Productions); and many others



Jim Castle
MVPKids.TV Group Chief Operating Officer & Director

• A producer, director, writer, designer, and visual effects master, having been involved in various capacities on more than 400 primetime series, TV movies, mini-series, and theatrical films

• Won numerous awards, including five National Emmy Awards

• Produced shows for PBS, National Geographic, and Discovery channels among others, as well as feature films

• Studied directing with Blake Edwards (The Pink Panther) at the USC School of Cinematic Arts



Andrew Titus
MVP Kids Chief Operations Officer & Director

• Strengths are building profitable organizations by driving growth through innovative strategies, optimizing sales efficiency, and laser-focusing organizational resources

• Leadership has spanned Fortune 500 sales forces in the tech sector and growing mass market retail, to regional companies and startups in distribution, and consumer products

• Experience includes international markets in over 23 countries and includes companies like Hewlett Packard Enterprises, Compuware, and smaller startups like Microblend Technologies



Michele Aguilar Carlin
Author, Executive, Leadership Developer, & Director

• Executive Vice President of HR Policy Association and its Center On Executive Compensation, representing America's largest employers on public policy issues

• Former Motorola Solutions Senior Vice President, Human Resources and Communications

• Senior executive roles at Campbell Soup Company, TIAA-CREF, and Sears, Roebuck, and Company

• Earned a BA and MBA from UCLA and was an Academic All American and a member of the Bruins' 1982 NCAA Championship softball team

• Author of new Limitless MVP Kids Sport book releasing 2021



Jennifer Haslip
Director

• Financial and operational executive with more than twenty-five years as a CPA and more than 10 years as a Chief Financial Officer (CFO)

• As a CFO Jennifer helped raise more than $150 million in an IPO with a secondary offering

• Strengths in areas such as initial public offerings (IPO), investor relations, financial planning and analysis (FP&A), financial reporting systems, profit and loss (P&L), banking relations, credit restructuring, process improvement, Sarbanes/Oxley (SOX) compliance, insurance and risk management, strategy development and integration, acquisitions and team building



Al Schmeiser
Director

- Received Juris Doctorate (JD) degree from Creighton University
- Founding partner of Schmeiser, Olsen and Watts a law firm specializing in intellectual Property both in the US and Internationally
- Worked with MVP Kids from its inception branding and protecting their intellectual property
- Former President of the Eastern New York Patent Law Association



Stephanie Strouse
Creative Director & Illustrator

- Received a Bachelor of Fine Arts in Visual Communications Design from Virginia Tech
- Helped build MVP Kids from the ground up, creating the characters from scratch, brainstorming subjects, designing the brand, and creating the look and feel of illustrations
- Directs visuals for books, curriculum, and online presence from start to finish
- Illustrator for Celebrate! board books, Celebrate! paperbacks, Help Me Understand, and DNA Chronicles series, as well as the designer for all of Real MVP Kids' books



Megan Johnson
Writing Director & Author

- Author of Celebrate! board books and paperbacks, Playful Apprentice, and Help Me Understand
- BA in Educational Ministry with emphasis in counseling and applied linguistics
- Experience includes Language Surveyor, International Partnerships Manager for Distance Learning, Expat Orientation Director and Curriculum Developer, Children's Ministry Director
- Extensive intercultural studies and experience



Celestte Dills
Curriculum Director, Developer, & Writer

- With thirty years of working in early childhood education, she has extensive and successful experience as teacher, administrator, curriculum developer, and education consultant
- Conducts research into teaching children foundational social-emotional and 21st Century skills
- Creates meaningful activities and providing educators with easy-to-use tools for teaching pro-social behavior to develop social and emotional learning curricula for use in schools and homes
- Author of our social skills series, I Can Be An MVP, and developer of Sophia Day's Instill SEL



Betsy Cutler
Sport Team Director & Author

- Published collegiate athlete mental health (MH) research on their perceptions of MH support structures; currently conducting Elite and Professional Athlete MH research on knowledge and support structure perceptions
- Focuses on athlete mental health education, with a Master's of Education in Sport Leadership
- Provides educational seminars for athletes, coaches and parents, while consulting with athletic organizations on MH programming and athlete mental health policies and procedures
- Author of new Limitless MVP Kids Sport book releasing 2023



Patty Lopez Gregersen
Puppetry Director

- Earned a Bachelor of Arts in Secondary Education from the University of Arizona with emphasis in social studies, history, and humanities
- Experience in public high school, private preschool, and classical private school environments along with homeschooling her own four children
- Experience as a high school guidance counselor, developing and nurturing student leadership, performing arts, business start-up, American Sign Language, and more



Vanessa Moore
Director of Public Relations & Social Media & Author

- Pursuing Ph.D. at the College of William and Mary focused on gender and race equity in higher education, leadership development, and minority representation in organizational leadership.
- Earned her Master's of Sports Leadership and MBA from Virginia Commonwealth University
- More than a decade of collegiate athletics experience including athletic fundraising at Virginia Commonwealth University and the College of William & Mary, coach, and administrator for VCU Women's Basketball, as well as a player and two-year captain on Georgetown's Women's Basketball Team. Vanessa also participated on the 2011 Sweet-Sixteen team in the NCAA Tournament

TERMS

MVP Kids Media

Overview

PRICE PER SHARE
$5

VALUATION
$12M

DEADLINE
Feb 3, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

SHARES OFFERED
Class C Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Company	**MVP Kids Media, Inc**
Corporate Address	**650 E Redwood Place, Suite 3, Chandler, AZ 85286**
Offering Minimum	**$10,000.00**
Offering Maximum	**$1,235,000.00**
Minimum Investment Amount (per investor)	**$250.00**

Terms

Offering Type	**Equity**
Security Name	**Class C Non-Voting Common Stock**
Minimum Number of Shares Offered	**2,000**
Maximum Number of Shares Offered	**247,000**
Price per Share	**$5.00**
Pre-Money Valuation	**$12,000,000.00**

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives

Time-Based Perks

First Responders Bonus

Invest within the 96 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 10 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the 20 days and receive 10% bonus shares.

Early Adopters Bonus

Invest within the 30 days and receive 5% bonus shares.

Amount-Based:

$500 | Explorer:

5% bonus shares plus 50% merchandise discount

$1,000| Adventurer:

10% bonus shares plus 50% merchandise discount

$2,000 | Pioneer:

20% bonus shares plus 50% merchandise discount

$5,000 | Ranger:

30% bonus shares plus 50% merchandise discount

$10,000| Forerunner:

40% bonus shares plus 50% merchandise discount

$20,000| Trailblazer:

50% bonus shares plus 50% merchandise discount

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Discount will be valid until December 31, 2023.*

The 10% StartEngine Owners' Bonus

MVP Kids will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

Daily Flash

Daily Flash Interview with Michele Aguilar Carlin

View Article

Show More Press

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Okay. It's time to start our MVP Kids promo video. Everybody ready?

I'm ready, Liam!

Ready Liam!

Are we ready? I'm ready.

I'm ready Liam!

Gee, I wonder where Blake is.

I'm right here. And so's my friend.

What? You invited a MONSTER?

You said you wanted to make a 'monster' promo video!

I meant I wanted it to be great! I didn't want you to bring an actual MONSTER.

Oh. Sorry. My mistake.

Ooooohhh, never mind. Mel, why don't you start us off.

Okay Liam, thank you, and welcome -

You just met three of our MVP Kids: Liam, Olivia, and Blake. Each character is as unique and different as the children in your life.

In the World of MVP Kids, we celebrate these differences by telling stories through books and videos featuring characters that encourage children to laugh, to learn, and to grow.

Our world, characters, and stories are also valuable resources designed for parents and for educators.

We're currently partnered with Chick-fil-A restaurants across the country. MVP Kids branded products have been included in their kids meals, reaching millions of families this year and again in 2023.

Our books will also be in Costco stores nationwide in Spring 2023 with titles developed exclusively for Costco customers.

Our team is as diverse as our MVP Kids. We have more than 25 accredited, experienced, award-winning professionals who are laser-focused on kids' journey to character.

Meet John Semper, one of the most successful world-builders in children's television. He has worked directly with icons Jim Henson, George Lucas, and Marvel's Stan Lee. John...

JOHN:

My name is John Semper, and I will be overseeing the production of all of our new projects.

Over the last forty years, I have written and produced shows like Scooby-Doo, Jim Henson's Fraggle Rock, and Spider-Man: The Animated Series.

There is a boom happening in the world of entertainment right now as streamers, cable companies, and networks compete for subscribers. They're all acquiring quality programming for children as fast as it can be made.

With our deep MVP Kids library and the years of development work we have already done, we believe we are in an excellent position to take advantage of this growing appetite in the marketplace.

So far this video is going great, just like you planned it, Liam.

Thanks, Olivia.

Hey, what's with all that noise?

Uh, I told the monster to go read a book, and I think he thought I said 'go eat a book'...

- so he's eating a book. And it was one of my favorites, too.

Oooohhhh, let's get back to the video!

Yes guys, it's going well. Will you please mute yourselves? Thank you!

Joining John on our television team is five-time Emmy Award winning designer and producer, Jim Castle, along with Jim Jinkins, best known as the creator of the popular animated show, Doug.

We already have curricula and nearly one hundred book titles geared toward kids of all ages. These book series reinforce universal virtues and life skills necessary for a child's success as they age.

Our Instill curriculum for early learners is already in the Broward and Miami Dade Public School System, and Head Start classrooms. Our Instill Home Toolkits are being used to reinforce classroom concepts or as a robust homeschool character curriculum.

Our sales have increased significantly since 2017.

Our plan is to grow sales through leveraging our Chick-fil-A kids' meal partnership and our Costco sales opportunity. With our increased presence in schools, the launch of MVP Kids TV, and a planned national sales and marketing campaign, we anticipate further development and continued growth.

We invite you to join us in the building The World of MVP Kids being modeled after the worlds of Harry Potter, the Muppets, and the Marvel superheroes. We believe MVP Kids is a great opportunity - both financially and for the future of our children!

Back to you, Liam!

Well, I hope everybody knows now what MVP Kids is all about.

Whoa! What's happening?

It's the monster again. Now he's chewing on our Internet cable.

WHAT!?

Oh, no!

I guess this is 'goodbye' everybody. Thanks for watching! Bye!

GOODBYE!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MVP KIDS MEDIA, INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF OCTOBER, A.D. 2022, AT 6:33 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7067802 8100F
SR# 20223695040

Authentication: 204560062
Date: 10-05-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 10/04/2022
FILED 06:33 PM 10/04/2022
SR 20223695040 - File Number 7067802

CERTIFICATE OF INCORPORATION
OF
MVP KIDS MEDIA, INC.

First: The name of the Corporation is: MVP Kids Media, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Four Million (4,000,000) shares of common stock, consisting of (a) Five Hundred Thousand (500,000) shares of Class A Voting Common Stock, par value of $0.00001 per share, (b) One Million (1,000,000) shares of Class B Voting Common Stock, par value of $0.00001 per share, and (c) Two Million Five Hundred Thousand (2,500,000) shares of Class C Non-Voting Common Stock, par value of $0.00001 per share

(b) *Voting Rights*.

(i) *Class A and Class B Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A and Class B Voting Common Stock shall possess exclusively all voting power of the corporation. Each holder of Class A Voting Common Stock shall have two (2) votes in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation. Each holder of Class B Voting Common Stock shall have one (1) vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class C Non-Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, shares of Class C Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Melvin Sauder
650 East Redwood Place, Suite 3
Chandler, AZ 85286

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 30th day of September, 2022.

By: [signature]
Melvin Sauder, Incorporator

Exhibit G to Form C

Test The Waters Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 26 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit

REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Tokki

Tokki | *Tech-Enabled Sustainable Gifting*

www.tokki.com

Description of Business

At Tokki, we're revolutionizing the gift wrap category – making gifting more meaningful and sustainable. That's why we enable users to gift more memorably by attaching videos and photos to their gift using a unique QR code. Paired with our gift bags made out of recycled water bottles, Tokki Eco-Gifting Sets (QR card + gift bag) are designed to be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have 10 patents filed and pending to protect our intellectual property. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country.

Reasons to Invest

- INTELLECTUAL PROPERTY: Tokki is reinventing gifting by combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over (endlessly!). We make it easy for gift-givers to create and attach personalized photo/video cards to their gift bags – right from their smart phones (no app required). To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We believe our portfolio of patents forms a protective moat around our current product and future innovations.
- MOMENTUM IN LARGE MARKET RIPE FOR INNOVATION: The average American gives 8 gifts a year, and 1 in 3 is looking for a more eco-friendly alternative. Gift wrap and greeting cards are a $35 billion dollar market that we feel is ripe for innovation – and we believe that the response to Tokki from retailers large and small shows that they agree. Since launching our core product line just this summer, we opened over 260 new accounts across the country and became an approved vendor for an international, publicly traded retailer for the 2023 holiday season.*
- WORLD CLASS TEAM: Tokki's Executive Team brings deep experience in consumer tech and brand building as well as direct relationships with leaders at national retailers such as Nordstrom, Sephora, Ulta,

and then led innovation at Starbucks before founding and successfully exiting Julep, the first online social beauty brand, to Warburg Pincus. Jane Park has appeared on-air at QVC, and her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars."

Team

Jane Park: CEO & Founder, LinkedIn

Taylor Hoit: CTO, COO, & Co-Founder, LinkedIn

Envirosult

Envirosult | *A brighter and safer future for water and our environment*

https://envirosult.com/

Description of Business

Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water, environmental education, and improvements. Our company is pre-revenue, and already connects members of small communities across the US.

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team

Michael Green: CEO, LinkedIn

Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO

FLOLiO | *Wisdom Within Web3*

https://flolio.com/

FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

Team
Christopher Nicolau: Co-Founder/CEO, LinkedIn
Mikhail Reznik: Co-Founder/Head of Technology, LinkedIn

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://keeperai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft

people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle
Phizzle | *Data Integrity for the Pharmaceutical Industry*
https://www.phizzle.com/

Description of Business
Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is the first of its kind. The company is seeking funding to scale its operations and accelerate its current pipeline.

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team

Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn

Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business

At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.

of 22.56%.*

- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Team
Matthew Alper: Founder, Director & CEO, LinkedIn
Walton Goggins: Founder/Director, LinkedIn

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*

party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

MVP Kids
MVP Kids | *Children's Entertainment Multi-Media Platform*
MVPKids.com

Description of Business
MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We create characters in our imaginary World of MVP Kids to tell stories through books and television for kids to learn, grow, and laugh. Since 2016, MVP Kids has developed tools for parents and educators, helping to guide children through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming, and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.
- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

John Semper: MVPKids.TV President & Director, LinkedIn

Zendo

Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*

https://zendomeditation.com/

Description of Business

Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will

- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team

Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn

Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers

FIREDISC®'s | *Fire it up and Gather 'Round*

https://www.firediscookers.com/

Description of Business

Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.

Facebook, Instagram, and Youtube.

Team

Hunter Jaggard: CEO and Co-Founder, LinkedIn

Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.

Metric Medical Devices, Inc. | *Bringing Bones Together™*

http://metricmd.com/

Description of Business

Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team

Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn

Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech | *Advancing AI translation and interpretation*
https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald’s and Coca-Cola.

Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*

https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team

Pablo Osorio Martini: CEO & President, LinkedIn

Garrett Gilbertson: Director, LinkedIn

Noshinku

Noshinku | *Your Hands Deserve The Best*

https://www.noshinku.com

Description of Business

Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.

by nearly 40% in the past year alone (source).

- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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Equity Crowdfunding by the Numbers: October '22

The StartEngine Team November 4, 2022

Seizing the Opportunity: StartEngine Is Acquiring SeedInvest

Howard Marks October 26, 2022

There Are Now 1 Million Users On StartEngine – Here's How We Got There

Howard Marks October 20, 2022

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